EXHIBIT 2

Management’s Responsibility for Consolidated Financial Statements

Management of ATI Technologies Inc. is responsible for the integrity of the accompanying consolidated financial statements and all other information in this Annual Report. The consolidated financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada. The preparation of the consolidated financial statements necessarily involves the use of estimates and careful judgment, particularly in those circumstances where transactions affecting a current period are dependent upon future events. All financial information presented in this Annual Report is consistent with the consolidated financial statements.

To discharge its responsibilities for financial reporting and safeguarding of assets, Management believes that it has established appropriate systems of internal accounting controls that provide reasonable assurance that the financial records are reliable and form a proper basis for the timely and accurate preparation of financial statements. Consistent with the concept of reasonable assurance, Management recognizes that the relative cost of maintaining these controls should not exceed their expected benefits. Management further ensures the quality of the financial records through careful selection and training of personnel and the adoption and communication of financial and other relevant policies.

The Board of Directors discharges its responsibilities with respect to the consolidated financial statements primarily through the activities of its Audit Committee, which is composed entirely of directors who are not employees of the Company. This committee meets quarterly with Management and at least twice annually with the Company’s independent auditors to review the Company’s reported financial performance and to discuss audit, internal control, accounting policy and financial reporting matters. The consolidated financial statements were reviewed by the Audit Committee and approved by the Board of Directors.

The consolidated financial statements have been audited by KPMG LLP, who were appointed by the shareholders at the last Annual General Meeting of Shareholders. Their report is presented herein.

September 30, 2004

Auditors’ Report to the Shareholders

We have audited the consolidated balance sheets of ATI Technologies Inc. as at August 31, 2004 and 2003 and the consolidated statements of operations and retained earnings and cash flows for each of the years in the three-year period ended August 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended August 31, 2004 in accordance with Canadian generally accepted accounting principles.

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the company’s financial statements, such as the changes described in note 2(f) and (o) to the financial statements. Our report to the shareholders dated September 30, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the auditors’ report when the change is properly accounted for and adequately disclosed in the financial statements.

//KPMG LLP//

Toronto, Canada
September 30, 2004

Consolidated Statements of Operations and Retained Earnings

Consolidated Balance Sheets

August 31 (In thousands of U.S. dollars)	2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	**$ 446,808**	$ 300,905
Short-term investments (note 3)	**102,108**	49,784
Accounts receivable	**365,644**	234,548
Inventories (note 4)	**254,867**	176,494
Prepayments and sundry receivables	**21,873**	31,753
Future income tax assets (note 13)	**8,076**	3,772
Total current assets	**1,199,376**	797,256
Capital assets (note 5)	**85,943**	86,890
Intangible assets (note 7)	**5,558**	8,811
Goodwill (note 7)	**190,095**	190,095
Long-term investments (note 8)	**2,751**	3,960
Tax credits recoverable	**9,193**	21,181
Future income tax assets (note 13)	**20,570**	7,865
Total assets	**$ 1,513,486**	$ 1,116,058
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	**$ 274,772**	$ 191,196
Accrued liabilities	**199,129**	136,709
Deferred revenue (note 10)	**29,131**	37,669
Current portion of long-term debt (note 11)	**1,571**	1,394
Future income tax liabilities (note 13)	**54**	–
Total current liabilities	**504,657**	366,968
Long-term debt (note 11)	**28,053**	28,073
Future income tax liabilities (note 13)	**36,088**	21,408
Total liabilities	**568,798**	416,449
Shareholders' equity (note 12):		
Share capital:		
Authorized:		
Unlimited preferred shares		
Unlimited common shares		
Issued and outstanding:		
249,287,125 common shares (2003 – 241,742,113)	**638,985**	582,454
Treasury stock	**(22,100)**	–
Contributed surplus	**10,704**	4,855
Retained earnings	**308,825**	104,026
Currency translation adjustments	**8,274**	8,274
Total shareholders' equity	**944,688**	699,609
Total liabilities and shareholders' equity	**$ 1,513,486**	$ 1,116,058

Commitments and contingencies (notes 4, 16, 18 and 22)
Guarantees (note 15)
Subsequent events (note 23)
See accompanying notes to consolidated financial statements.

On behalf of the Board:

K.Y. Ho
Director

James D. Fleck
Director

Consolidated Statements of Cash Flows

Years ended August 31 (In thousands of U.S. dollars)	2004	2003	2002
CASH PROVIDED BY (USED IN):			
Operating activities:			
Net income (loss)	$ 204,799	$ 35,229	$ (49,079)
Items which do not involve cash:			
Tax credits recoverable	11,988	(21,181)	–
Future income taxes	(2,275)	(1,802)	1,223
Stock-based compensation (note 12(d))	5,849	–	–
Depreciation and amortization	26,031	34,705	120,422
Other charges	–	1,400	–
Loss (gain) on investments	1,307	(3,876)	3,355
Gain on sale of long-lived assets (note 16(c)(i))	(538)	–	–
Unrealized foreign exchange loss	961	3,637	620
Change in non-cash operating working capital:			
Accounts receivable	(131,096)	(93,422)	(23,109)
Inventories	(78,373)	15,627	(80,203)
Prepayments and sundry receivables	9,880	(8,678)	(678)
Accounts payable	83,576	19,103	91,916
Accrued liabilities	61,380	87,288	1,662
Deferred revenue	(8,538)	37,419	(104)
Income taxes payable	–	–	(9,083)
	184,951	105,449	56,942
Financing activities:			
Increase (decrease) in bank indebtedness	–	(12,015)	3,266
Addition to long-term debt	–	10,709	–
Principal payments on long-term debt	(1,442)	(1,064)	(312)
Settlement of swap contract	–	(1,365)	–
Issuance of common shares	56,531	20,977	12,495
Repurchase of common shares (note 12(d))	(22,100)	–	–
Repayment of share purchase loans	–	225	362
	32,989	17,467	15,811
Investing activities:			
Purchase of short-term investments	(142,015)	(49,784)	(54,233)
Maturity of short-term investments	89,691	49,649	49,584
Additions to capital assets	(20,671)	(16,390)	(30,111)
Purchase of long-term investments	(98)	(2,460)	–
Proceeds from sale of long-term investments	–	10,029	–
Proceeds from sale of long-lived assets (note 16(c)(i))	2,489	–	–
Acquisitions, net of cash acquired (note 6)	(2,071)	–	(22,118)
	(72,675)	(8,956)	(56,878)
Foreign exchange gain (loss) on cash held in foreign currency	638	(181)	(204)
INCREASE IN CASH AND CASH EQUIVALENTS	145,903	113,779	15,671
CASH AND CASH EQUIVALENTS, beginning of year	300,905	187,126	171,455
CASH AND CASH EQUIVALENTS, end of year	446,808	300,905	187,126
Short-term investments	102,108	49,784	49,801
CASH POSITION, end of year	$ 548,916	$ 350,689	$ 236,927

Supplemental cash flow information (note 20)

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The principal business activities of ATI Technologies Inc. (the “Company”) are the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions. The Company markets its products to original equipment manufacturers, system builders, distributors and retailers primarily in North America, Europe and the Asia-Pacific region.

NOTE 1. Significant accounting policies

(a) Basis of presentation

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) and are presented in U.S. dollars. No material differences would result if these consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission, except as disclosed in note 21.

(b) Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, as well as the Company’s 50.0% ownership in a joint venture formed to own an office building in Markham, Ontario. All significant intercompany transactions and balances have been eliminated upon consolidation.

(c) Cash and cash equivalents and short-term investments

Cash and cash equivalents include highly liquid instruments with a maturity of less than 90 days from the acquisition date. The carrying amounts of cash and cash equivalents are stated at cost, which approximates their fair values. The Company’s short-term investments include: (i) highly liquid instruments with a maturity date of 90 days or more but less than one year from the acquisition date that are carried at cost, which approximates their fair values; (ii) portfolio investments consisting of government and corporate obligations, agency discount notes, money market funds and commercial paper; and (iii) corporate bonds. Both portfolio investments and corporate bonds are carried at amortized cost plus accrued interest and, are included in short-term investments as it is management’s intention to sell such investments in the short term. The Company regularly reviews the carrying value of its investments. Should there be a decline in value that is other than a temporary decline, the Company measures the amount of the write-down based on the quoted market value of the investments and charges such write-down to the consolidated statements of operations and retained earnings.

(d) Inventories

Raw materials are stated at the lower of cost and replacement cost. Finished goods and work in process are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.

(e) Capital assets

Capital assets are recorded at cost, net of related investment tax credits, and are depreciated over their estimated useful lives. Estimated useful lives for principal asset categories are as follows:

(f) Goodwill from business combinations

For business combinations prior to July 1, 2001, goodwill was amortized on a straight-line basis over five to seven years. Prior to September 1, 2002, the Company assessed the recoverability of goodwill based on undiscounted expected future cash flows. Goodwill acquired in business combinations subsequent to June 30, 2001 has not been amortized.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Effective September 1, 2002, the Company adopted The Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Sections 1581, “Business Combinations,” and 3062, “Goodwill and Other Intangible Assets.” From that date, the Company discontinued amortization of all existing goodwill. The Company reviewed existing intangible assets, including estimates of remaining lives, and reclassified $2.3 million from workforce to goodwill as of September 1, 2002 to conform with the new accounting standards.

In connection with Handbook Section 3062‘s transitional goodwill impairment evaluation, the Company was required to assess whether goodwill was impaired as of September 1, 2002. The Company completed the transitional goodwill impairment assessment and determined that no impairment existed as of September 1, 2002.

Upon adopting these standards on September 1, 2002, the Company is required to evaluate goodwill annually or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying value to its fair value. The fair values of the reporting units are estimated using a discounted cash flow approach. To the extent a reporting unit’s carrying amount exceeds its fair value, an impairment of goodwill exists. Impairment is measured by comparing the fair value of goodwill, determined in a manner similar to a purchase price allocation, to its carrying amount. During the fourth quarter of fiscal 2004, the Company performed its annual goodwill impairment test in accordance with the goodwill standards of Handbook Section 3062 and determined that there was no goodwill impairment in fiscal 2004.

Effective September 1, 2002, the Company had unamortized goodwill of $190.1 million, which is no longer being amortized. This change in accounting policy is not applied retroactively and the amounts presented for prior periods have not been restated for this change. The impact of this change is as follows:

(g) Intangible assets

Intangible assets are recorded at cost and are amortized on a straight-line basis over their estimated useful lives as follows:

(h) Impairment of long-lived assets

The Company reviews capital and intangible assets for impairment on a regular basis or whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Recoverability is assessed by comparing the carrying amount to the projected future net cash flows the long-lived assets are expected to generate.

(i) Long-term investments

Investees over which the Company does not have control or significant influence are accounted for by the cost method.

The Company regularly reviews the carrying values of its long-term investments. Should there be a decline in value of the Company’s long-term investments that is other than a temporary decline, the Company measures the amount of the write-down based on the fair value of the shares of the investee and charges such write-down to the consolidated statements of operations and retained earnings.

(j) Revenue recognition

Revenue is recognized when evidence of an arrangement exists, risks and rewards of ownership have been transferred to customers, selling price is fixed and determinable and collectibility is reasonably assured. Estimated returns and allowances, price protection and sales rebates are recorded as a reduction of revenue at the time of revenue recognition. In addition, the Company provides for the estimated cost of product warranties at the time of revenue recognition.

The Company primarily uses a binding purchase order as evidence of its sales arrangements and, in certain cases, uses contractual agreements. The Company considers delivery to occur upon shipment, provided risk and rewards of ownership, including transfer of title have passed to the customer. At the point of sale, the Company assesses whether collection is reasonably assured. If the Company determines that collection is not reasonably assured, the Company defers recognition of the revenue until collection becomes reasonably assured, which is generally upon receipt of cash.

The Company follows the percentage-of-completion method of accounting for contracts requiring the Company to develop customized technology to meet a customer’s specifications. Under such contracts, revenue is recognized based on the ratio of total costs incurred to date to overall estimated costs. Provisions for estimated losses on contracts are recognized when identified. Where estimating the final outcome of a contract is impractical, except to ensure that no loss will be incurred, the Company uses a zero estimate of profit until results can be estimated more precisely. Under this method, the portion of total contract revenue earned to-date is determined by measuring total costs incurred. The Company then records an equal amount of revenue against costs. Cost of revenue is adjusted to recognize the profit element from the arrangement once the Company is able to estimate total revenue and total costs.

(k) Foreign currency translation

The Company’s functional currency and that of its subsidiaries is the U.S. dollar. The Company’s subsidiaries are accounted for as integrated foreign operations. Transactions of the Company and its subsidiaries originating in foreign currencies are translated into U.S. dollars at the prevailing rates approximating those at the dates of the transactions. Monetary assets and liabilities are translated at the year-end rates of exchange and non-monetary items are translated at historical exchange rates. The resulting net gain or loss is included in the consolidated statements of operations and retained earnings.

(l) Research and development (“R&D”) expenditures

Research costs, other than capital expenditures, are expensed as incurred. Development costs are expensed as incurred unless they meet the criteria under Canadian GAAP for deferral and amortization.The Company has not deferred any such development costs to date. R&D costs are reduced by related investment tax credits. The total investment tax credits for fiscal 2004 amounted to $29.0 million (2003 – $21.7 million; 2002 – $17.7 million).

(m) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Future income tax assets and liabilities are recognized for future income tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, net operating loss carryforwards and undeducted R&D pools. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates is recognized in the year that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized. Income tax expense or recovery is the sum of the Company’s provision for current income taxes and the difference between opening and ending balances of future income tax assets and liabilities.

(n) Net income (loss) per share

Basic net income (loss) per share has been calculated by dividing the net income (loss) for the year by the weighted average number of common shares outstanding during the year. The Company uses the treasury stock method for calculating diluted net income (loss) per share. Diluted net income (loss) per share is computed similar to basic net income (loss) per share, except that the weighted average number of common shares outstanding is increased to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting year.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(o) Stock-based awards

(i) Stock options

The Company has share option plans, which are described in note 12. No compensation expense is recognized for these plans when stock options are issued to employees. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital.

Effective September 1, 2002, the Company adopted the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments,” which establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services provided by employees and non-employees. The standard requires that a fair value-based method of accounting be applied to all stock-based payments to non-employees and to employee awards that are direct awards of stock, that call for settlement in cash or other assets or are stock appreciation rights that call for settlement by the issuance of equity instruments. However, the new standard permits the Company to continue its existing policy of recording no compensation cost on the grant of stock options to employees. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after September 1, 2002. No restatement of prior periods was required as a result of the adoption of the new standard. Consideration paid by employees on the exercise of stock options is recorded as share capital. See note 12 for the pro forma disclosure, as required by this standard.

(ii) Restricted Share Units and Deferred Share Units:

The Company has restricted share unit (“RSU”) and deferred share unit (“DSU”) plans, which are described in note 12. RSU and DSU plans that are settled in cash are recorded as liabilities. The measurement of the liability and compensation cost for these awards is based on the intrinsic value of the award, and is recorded as a charge to operating income over the vesting period of the award. Changes in the Company’s payment obligation subsequent to vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period incurred. The payment amount is established for RSUs on the vesting date of the award and for DSUs on the later of the date of termination of employment or directorship.

(p) Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting years presented. Significant estimates are used in determining the allowance for doubtful accounts, provision for inventory obsolescence, useful lives of long-lived assets, goodwill and long-lived asset impairment testing, valuation of long-term investments, realization of future tax assets, and estimates for sales returns and allowances, price protection and sales rebates. Actual results could differ from those estimates.

(q) Accounting changes

(i) During fiscal 2004, the Company adopted CICA Accounting Guideline No. 13, “Hedging Relationships,” for its derivative instruments. The Company engaged in activities to purchase certain derivative financial instruments, principally forward foreign exchange contracts, to manage its foreign currency exposures. The Company’s policy is not to utilize derivative financial instruments for trading or speculative purposes.

The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge’s inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

The Company purchases forward foreign exchange contracts to hedge anticipated Canadian dollar expenses pertaining to its operations in Canada. These instruments are not recognized in the consolidated financial statements at inception. Foreign exchange gains and losses on these contracts are deferred off-balance sheet and recognized as an adjustment to the operating expenses when the operating expenses are incurred.

Realized and unrealized gains or losses associated with derivative instruments, which have been terminated or cease to be effective prior to maturity, are deferred under other current, or non-current, assets or liabilities on the balance sheet and recognized in income in the period in which the underlying hedged transaction is recognized. In the event a designated hedged item is sold, extinguished or matures prior to the termination of the related derivative instrument, any realized or unrealized gain or loss on such derivative instrument is recognized in income.

(ii) Revenue recognition:

In December 2003, the Emerging Issues Committee issued EIC-141, “Revenue Recognition” and EIC-142, “Revenue Arrangements with Multiple Deliverables.” EIC-141 incorporates the principles and guidance under the SEC’s Staff Accounting Bulletin No. 101 and U.S. GAAP and EIC-142 addresses how to identify whether goods or services or both that are delivered separately in a bundled sales arrangement should be accounted for separately. The primary purpose of EIC-142 is to determine if separation is necessary, and, if so, how to measure and allocate the arrangement consideration.

The Company fully adopted EIC-141 and EIC-142 on a prospective basis on March 1, 2004. The Company was not impacted by these standards.

(r) Recently issued accounting pronouncements

(i) Generally accepted accounting principles:

In July 2003, the CICA issued Handbook Section 1100, “Generally Accepted Accounting Principles.” This Section establishes standards for financial reporting in accordance with Canadian GAAP. It describes what constitutes Canadian GAAP and its sources. This Section also provides guidance on sources to consult when selecting accounting policies and determining appropriate disclosures when a matter is not dealt with explicitly in the primary sources of Canadian GAAP. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(ii) Asset retirement obligations:

In March 2003, the CICA issued Handbook Section 3110, “Asset Retirement Obligations.” This Section establishes standards for the recognition, measurement and disclosure of liabilities for asset retirement obligations and the associated retirement costs. This Section applies to legal obligations associated with the retirement of a tangible long-lived asset that result from its acquisition, construction, development or normal operation. This guideline is effective for the Company’s 2005 fiscal year, with early adoption encouraged. The Company is currently evaluating the impact of adoption on the consolidated financial statements.

(iii) Consolidation of variable interest entities:

In June 2003, the CICA approved Accounting Guideline No. 15, “Consolidation of Variable Interest Entities,” which provides guidance for determining when an enterprise includes the assets, liabilities and results of activities of entities that are subject to control on a basis other than ownership of voting interests (a “variable interest entity”). This guideline is effective for the Company’s 2005 second quarter. Early adoption is encouraged. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

(iv) Liabilities and equity:

In November 2003, the CICA approved amendments to Handbook Section 3860, “Financial Instruments—Presentation and Disclosure,” to require obligations that may be settled, at the issuer’s option, by a variable number of the issuer’s own equity instruments to be presented as liabilities. Thus securities issued by an enterprise that give the issuer unrestricted rights to settle the principal amount in cash or in the equivalent value of its own equity instruments will no longer be presented as equity.

The CICA concluded that not all such obligations establish the type of relationship that exists between an entity and its owners, but rather they convey more of a debtor/creditor relationship because they require the issuer to convey a fixed amount of value to the holder that does not vary with changes in the fair value of the issuer’s equity instruments. Therefore, these instruments should be presented as liabilities. The standard will be effective for the Company’s 2006 fiscal year. The Company expects that the adoption of this standard will have no material impact on its financial position, results of operations or cash flows.

NOTE 2. Financial instruments

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist primarily of cash and cash equivalents, short-term investments, accounts receivable and sundry receivables. The Company invests only in high-quality cash and cash equivalents and short-term investments. A majority of the Company’s accounts receivable is derived from sales to original equipment manufacturers, add-in-board manufacturers, original design manufacturers, distributors and retailers in the personal computer, cellular phone, and digital television industries. The Company performs ongoing credit evaluations of its customers’ financial condition and limits the amount of credit extended when deemed necessary. In addition, a significant portion of the total accounts receivable is insured against possible losses. The Company maintains adequate reserves for potential credit losses as estimated by management.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The joint venture, Commerce Valley Realty Holdings Inc. (“CVRH”), in which the Company has a 50.0% ownership, entered into an interest rate swap contract in fiscal 2001, to hedge its exposure to the interest rate risk applicable to its mortgage for the building facility in Markham, Ontario (“Building Facility”). This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the consolidated balance sheets and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage (note 19).

The carrying amounts of cash equivalents, short-term investments, accounts receivable, sundry receivables and accounts payable and accrued liabilities approximate their fair market values because of the short-term nature of these instruments.

The fair values of the obligation under capital lease and mortgage payable approximate their carrying values.

The financial condition, operating results and cash flows of the Company may be materially and adversely impacted by a substantial weakening of the U.S. dollar against local currencies as the Company’s long-term debt and a significant amount of its operating expenses are paid in local currencies other than the U.S. dollar.

The Company enters into forward foreign exchange contracts (“Forwards”) to hedge its foreign currency exposure on expenses incurred for its Canadian operations. The Forwards obligate the Company to sell U.S. dollars for Canadian dollars in the future at predetermined exchange rates and are matched with anticipated future operating expenses in Canada. The Forwards do not subject the Company to risk from exchange rate movements because gains and losses on such contracts offset losses and gains on exposures being hedged. The counterparties to the Forwards are multinational commercial banks and, therefore, the credit risk of counterparty non-performance is low.

During the fourth quarter of fiscal 2004, the Company purchased Forwards to buy Cdn. $35.0 million in the next three months at an average exchange rate of 1.3793. All of the Forwards have become favourable to the Company since their inception and have an unrealized fair value of $1.3 million at August 31, 2004.

NOTE 3. Short-term investments

At August 31, 2004 and 2003, the carrying value of short-term investments approximated their quoted market value.

NOTE 4. Inventories

At August 31, 2004, the Company had non-cancellable inventory purchase commitments totalling $7.1 million (2003 – $23.3 million).

NOTE 5. Capital assets

Depreciation expense related to capital assets amounted to $19.9 million in fiscal 2004 (2003 – $23.9 million; 2002 – $22.9 million).

NOTE 6. Acquisitions

(a) Acquisition of AMI Technologies Corp.

On September 2, 2003, the Company acquired certain assets from AMI Technologies Corp., its exclusive sales organization for Taiwan and China since 1992, for cash consideration of $3.1 million. The purchase price was allocated to the net assets acquired, including intangible assets of $2.9 million, based on their relative fair values at the date of acquisition. The useful life of the intangible assets acquired is approximately one year.

(b) Acquisition of NxtWave Communications Inc.

On June 28, 2002, the Company acquired NxtWave Communications Inc. (“NxtWave”) for cash consideration of $20.2 million. NxtWave is in the business of delivering broadband communications silicon using proprietary digital signal processing technologies adapted for applications in digital terrestrial and cable receivers. The acquisition was accounted for using the purchase method, whereby the results of operations of NxtWave have been included in the consolidated statements of operations and retained earnings and cash flows from the date of acquisition.

The fair values of the net assets acquired were as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

Purchased in-process R&D and core technology are being amortized as follows:

NOTE 7. Intangible assets and goodwill

The net book values of intangible assets and goodwill acquired are as follows:

Amortization expense and write-downs of intangible assets and goodwill are as follows:

During fiscal 2002, the Company conducted a comprehensive review of the carrying values of the core technology and goodwill arising from the acquisitions of Chromatic Research Inc. (“Chromatic”) and ArtX, Inc. (“ArtX”) and concluded that there was a permanent impairment in these values. As a result, the Company wrote off the remaining balances of the core technology and goodwill of Chromatic totaling $4.8 million, and $4.2 million of core technology and $6.4 million goodwill related to ArtX.

NOTE 8. Long-term investments

Share investments consist of investments in other companies in which the Company has ownership interests ranging from approximately 0.8% to 13.2%.

(a) During fiscal 2004, the Company acquired an additional 130,027 shares in one of its private technology-based companies for cash consideration of $0.1 million that was part of a round of financing that reduced the Company’s ownership in the investment from 1.0% to 0.8%. The Company subsequently wrote down the entire investment by the amount of $1.3 million to reflect an other than temporary decline in its value.

During fiscal 2003, the Company acquired a 13.2% interest in a private technology-based company, in the amount of $2.5 million.

(b) During fiscal 2002, the Company disposed of a certain long-term investment in a publicly traded company and realized a loss of $0.3 million. In addition, the Company wrote down the remaining balance of this investment by the amount of $0.5 million to reflect an other than temporary decline in its value. The entire balance of the above-mentioned investment, which had a net book value of $0.2 million, was then reclassified as short-term investments as the Company no longer intended to hold the investment for long-term purposes. The Company sold the investment in 2003.

During fiscal 2002, the Company received an additional 107,387 shares of Broadcom Corporation (“Broadcom”), valued at $2.1 million, as a result of the release of escrow shares pursuant to the terms of the agreement to purchase the Company’s share investment in SiByte Inc. by Broadcom in the preceding fiscal year. On August 31, 2002, the Company wrote down its total investment in Broadcom by $4.7 million to reflect the other than temporary decline in its value. During fiscal 2003, the Company disposed of all its remaining shares in Broadcom, realizing a gain in the aggregate amount of $3.8 million.

Gains and losses from long-term investments are included in interest and other income, net, in the consolidated statements of operations and retained earnings.

NOTE 9. Credit facilities

At August 31, 2004, the Company had available bank credit facilities of $43.0 million (2003 – $25.4 million). The credit facilities are secured by way of general security agreements and personal property, covering the cash, credit balances and deposit instruments of the Company. Interest rates on the credit facilities vary and are based on the bank’s U.S. base rate, Canadian bank prime rate, U.S. dollar best lending rate or the LIBOR rate. At August 31, 2004 and 2003, there were no borrowings outstanding under these facilities.

Standby fees are calculated at rates of 0.125% to 0.15% per annum on the unused portion of the facilities.

NOTE 10. Deferred revenue

Deferred revenue, at August 31, 2004, includes $28.8 million (2003 – $37.5 million), which represents milestone payments made by or owing from certain customers in connection with custom development arrangements entered into by the Company.

NOTE 11. Long-term debt

(a) Obligation under capital lease

The Company’s obligation under capital lease represents the lease on the Building Facility occupied by the Company in Markham, Ontario. The capital lease is denominated in Canadian dollars. As at August 31, 2004, the remaining amount outstanding on the capital lease was $18.0 million (Cdn. $23.7 million).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(b) Mortgage payable

On September 10, 2002, CVRH, the joint venture in which the Company has a 50.0% ownership interest, entered into a mortgage agreement with a lender to finance the Building Facility. The Company’s proportionate share of the mortgage as at August 31, 2004 amounted to $11.6 million (Cdn. $15.2 million). The mortgage has a repayment term of 12 years and is denominated in Canadian dollars.

(c) The Company’s obligations under this mortgage and capital lease are as follows:

Interest of $1.1 million and $0.9 million relating to capital lease obligation and mortgage payable, respectively, is included in interest expense for fiscal 2004 (2003 – $1.1 million and $0.7 million, 2002 – $0.4 million and nil).

NOTE 12. Shareholders’ equity

(a) Common shares issued and outstanding

(b) Preferred shares

An unlimited number of preferred shares, ranking in priority upon distribution of assets over common shares, may be issued in series with additional provisions as fixed by the Board of Directors.

No preferred shares have been issued to date.

(c) Common share option plans

(i) The Company maintains a share option plan (the “ATI Plan”) for the benefit of directors, officers and employees. The ATI Plan, as amended, provides that the aggregate number of common shares available for issuance pursuant to options granted under the ATI Plan and all other share compensation arrangements are limited to 47,000,000 common shares. In general, the maximum number of common shares reserved for issuance in respect of any one individual may not exceed 5.0%, and in respect of insiders of the Company, may not exceed 10.0% of the number of common shares issued and outstanding.

Options are granted under the ATI Plan at the discretion of the Board of Directors at exercise prices determined as the weighted average of the trading prices of the Company’s common shares on The Toronto Stock Exchange or NASDAQ for the five trading days preceding the effective date of the grant. In general, options granted under the ATI Plan vest over a period of up to four years from the grant date and expire by no later than the seventh anniversary of the date of grant.

(ii) When the Company acquired ArtX, on April 4, 2000, it assumed the ArtX common shares options plan (the “ArtX Plan”). The Company maintains the ArtX Plan for the benefit of former directors, officers, employees and consultants of ArtX. The ArtX Plan provides that the aggregate number of common shares available for issuance pursuant to options granted under the ArtX Plan and all other share compensation arrangements are limited to 8,007,599 common shares for both incentive stock options (“ISO”) and non-qualified stock options.

In general, options granted under the ArtX Plan vest immediately or within specified times or events, as was determined by the Board of Directors of ArtX, which is normally over a five-year period, and expire by the tenth anniversary of the date of grant. If the person obtaining the options owns more than 10.0% of the total combined voting power of all classes of stock (10.0% shareholder), then the options will be exercisable after the expiration of five years from the date of grant.

Options were granted under the ArtX Plan at the discretion of the Board of Directors of ArtX at exercise prices determined as no less than 85.0% of the fair market value of the shares on the date of grant provided that the exercise price of an ISO will not be less than 100.0% of the fair market value of the shares on the date of grant and the exercise price of any option granted to a 10.0% shareholder is no less than 110.0% of the fair market value of the shares on the date of grant.

(iii) Under an incentive plan entered into in June 2002, the Company provided certain employees with a performance incentive, consisting of a combination of cash and options, the receipt of which was conditional upon the Company entering into a specified business arrangement with a third party by April 2003, later extended to July 28, 2003. The cash portion of the incentive consisted of three equal payments of $2.7 million, with each payment to be made upon achievement of specified milestones under the arrangement with the third party. Under the plan, the employees were also granted options to purchase 2.6 million common shares at an exercise price of $6.96 per share. The options vest 25.0% on the first anniversary of the grant date and thereafter at 6.25% per quarter and are only exercisable in the event the Company is successful in entering into the aforementioned arrangement. In February 2003, the Company successfully entered into the business arrangement with the third party and all the conditions under the plan were determined to have been met in July 2003. As a result, the first payment of the cash portion of the incentive, in the amount of $2.7 million, was paid and included as compensation expense during 2003. The remaining two payments aggregating $5.4 million were accrued at August 31, 2003 and are being amortized over 18 months. During fiscal 2004, the amount recorded as compensation expense was $3.5 million. No payments were made in fiscal 2004, relating to the two remaining milestones.

The following is a summary of the maximum number of common shares issuable pursuant to outstanding stock options:

As at August 31, 2004, the range of exercise prices for options outstanding and exercisable (vested) are as follows:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

As at August 31, 2004, the price range of $0.09 to $0.93, as noted above, represents all of the options relating to the ArtX Plan. All other options outstanding or exercisable relate to the ATI Plan. During the year ended August 31, 2004, 1,094,117 options relating to the ArtX Plan were exercised at a weighted average price of $0.31 and 13,101 options were cancelled at a weighted average price of $0.31.

For stock options granted to employees after September 1, 2002, had the Company determined compensation costs based on the fair value of the stock options at grant dates consistent with the method prescribed under CICA Handbook Section 3870, the Company’s income per share would have been reported as the pro forma amounts indicated below:

The weighted average estimated fair values at the date of grant for the options granted for fiscal 2004 was $8.96 per share (2003 – $2.65). The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period.

(d) Restricted share units

During 2004, the Company adopted a plan to grant Restricted Share Units (“RSUs”) as part of its overall stock-based compensation plan. Under this plan, certain employees received an award in the form of an RSU. Each RSU entitles the holder to receive one common share on the vesting date of the RSUs. The RSUs vest on each anniversary of the grant in equal one-third instalments over a vesting period of three years. Stock-based compensation, representing the underlying value of $14.17 per common share of the Company at the date of grant of the RSUs, is being recognized evenly over the three-year vesting period. On the vesting dates, the RSUs are settled by the delivery of common shares of the Company to the participants, except for the participants residing outside of North America who will receive cash equivalent market value of the shares. Grants of RSUs to participants residing outside of North America are accounted for using variable plan accounting whereby the value of the RSUs and its related amortization are adjusted based on the underlying value of the Company’s common shares at the end of each fiscal quarter. As at August 31, 2004, there were 1,514,450 RSUs awarded and outstanding of which none were vested.

The issuance of RSUs replaced the annual grant of options for the 2003 calendar year. In addition, a one-time cash payment of $7.8 million was also awarded to the non-executive employees who were eligible for the RSU plan during 2004. The full amount of the cash payment was expensed in 2004. The total expenses by functional areas incurred for 2004 pertaining to the cash payment and amortization of RSUs are as follows:

During 2004, the Company advanced $22.1 million to the trustee of the RSU plan to enable the trustee to purchase the Company’s common shares in the open market. At August 31, 2004, 1,467,304 shares are being held by the trustee in order to deliver such shares to the participants on the vesting dates of the RSUs.

The cost of the purchase of these shares is classified as treasury stock and presented as a reduction of shareholders’ equity in the Company’s consolidated balance sheet.

(e) Deferred share units

During 2004, the Company established a plan to grant Deferred Share Units (“DSUs”) to its non-management directors. Under this plan, the directors will receive DSUs, in addition to cash payments, as part of their annual compensation package. A DSU is a unit equivalent in value to one common share of the Company based on the five-day average trading price of the Company’s common shares on the NASDAQ (the “Weighted Average Price”) immediately prior to the date on which the value of the DSU is determined. DSUs may be redeemed following termination of Board service, and prior to the end of the year following departure from the Board based on the Weighted Average Price at the time of redemption. Alternatively, a director may elect to receive RSUs in lieu of DSUs provided the market value of his holdings in the Company’s common stock equity is greater than $350,000. As at August 31, 2004, there were 92,082 DSUs outstanding, of which 75,155 were vested.

As of the date of the grant, the fair value of the DSUs outstanding, being the fair market value of the Company’s common shares at that date, are recorded as a liability on the Company’s consolidated balance sheet and are amortized over the one-year vesting period of the DSU. The value of the DSU liability is adjusted to reflect changes in the market value of the Company’s common shares. The expense for fiscal 2004 related to DSUs granted to the directors for services rendered was $1.2 million.

(f) Contributed surplus

During 2004, a total of $5.8 million was added to contributed surplus relating to the amortization of RSU expenses for the employees residing in North America.

During 2003, an employee reimbursed $0.2 million (2002 – $0.4 million) to the Company for a loan receivable the Company assumed when it acquired ArtX. This transaction was recorded as contributed surplus.

During 2002, the Company cancelled for no consideration 134,200 options and 76,125 common shares with a total carrying value of $2.2 million. This transaction was recorded as contributed surplus.

NOTE 13. Income taxes

Income (loss) before income taxes consist of the following:

The income tax expense consists of the following:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

The following is a summary of the components of the future tax assets and liabilities:

Income tax expense (recovery) in the consolidated statements of operations and retained earnings varies from the amount that would be computed by applying the basic Canadian federal and provincial income tax rates to income before income taxes, as shown in the following table:

Canadian income taxes were not provided for on undistributed income for certain non-Canadian subsidiaries. The Company intends to reinvest this income indefinitely in operations outside Canada.

As at August 31, 2004, the Company had $44.6 million of net operating losses for income tax purposes. Income tax benefits have not been recognized in these financial statements for a significant portion of these losses. These losses will begin to expire commencing in 2010.

NOTE 14. Net income (loss) per share

The following table presents a reconciliation of the numerators and denominators used in the calculations of the basic and diluted net income (loss) per share:

As at August 31, 2004, options to purchase 5,167,670 (2003 – 16,154,211; 2002 –32,813,005) shares of common stock were outstanding but were not included in the calculation of diluted net income (loss) per share because to do so would have been anti-dilutive.

NOTE 15. Guarantees

The Company and other owners of CVRH have jointly and severally provided a guarantee for the mortgage payment on the Building Facility. In the event that CVRH is unable to meet the underlying mortgage payment to the lender, the Company and other owners of CVRH will be jointly and severally responsible under this guarantee. The monthly mortgage interest and principal payment amounts to approximately $0.2 million. The mortgage has a repayment term of 12 years with a maturity date on November 1, 2014. As of August 31, 2004, the outstanding amount of the mortgage stood at $23.1 million (Cdn. $30.4 million).

In addition, the Company posted a letter of credit in the amount of $2.3 million (Cdn. $3.0 million) in favour of CVRH. CVRH has assigned this letter of credit to the exclusive benefit of the lender as additional security of the mortgage. The letter of credit has a term of five years and will expire on November 5, 2007. In the event of a lease default by the Company, the proceeds of the letter of credit will be paid to the lender.

NOTE 16. Other charges (recoveries)

Other charges (recoveries) include the following items:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(a) Settlement of class action lawsuits

On February 7, 2003, the Company announced that it had reached an agreement for the full and complete settlement of all remaining claims alleged in the shareholder class action lawsuits filed in May 2001 in the United States District Court for the Eastern District of Pennsylvania for a cash payment of $8.0 million. This litigation relates to alleged misrepresentations and omissions made by the Company and certain directors and officers during a period preceding its May 2000 earnings warning. The terms of the Stipulation and Agreement of Settlement received final Court approval on April 28, 2003 and included no admission of liability or wrongdoing by the Company or other defendants. No party timely appealed the Court’s order.

During fiscal 2003, the Company received $3.3 million from its insurer as its contribution towards the settlement.

(b) Regulatory matters

In January 2003, the Company announced that Staff of the Ontario Securities Commission (“OSC”) had filed a Notice to Hearing and Statement of Allegations (“Notice”) in relation to the Company and others. The Notice alleged that the Company failed to disclose information concerning the shortfall in revenues and earnings that occurred in the third quarter of fiscal 2000, as required by the listing rules of The Toronto Stock Exchange. The Notice also alleged that the Company made a misleading statement to Staff of the OSC in August 2000 regarding the events leading up to the disclosure on May 24, 2000 of the shortfall. Seven individuals were also named in the Notice. The Notice alleged that six individuals, including K.Y. Ho, the then Chairman and Chief Executive Officer of the Company, engaged in insider trading contrary to the Securities Act. The hearing originally set for February – March 2004 has been rescheduled to March – June 2005.

(c) Restructuring charge (recovery) – European operations

The following table details the activity through the restructuring liabilities accrual:

(i) During the second quarter of fiscal 2003, the Company announced the closure of ATI Technologies (Europe) Limited (“ATEL”), its subsidiary in Dublin, Ireland, and recorded a pre-tax charge of $2.8 million. The charge included a $1.4 million write-down of ATEL’s building facility to estimated fair value less cost to sell. The Company completed the major components of the exit plan for ATEL in July 2003.

During fiscal 2004, the Company was able to sell ATEL’s building facility at a higher price than originally estimated resulting in a recovery of $0.5 million from the restructuring charge. The Company also paid out the remaining cash portion of the restructuring charge of $0.5 million during the year.

(ii) During the fourth quarter of fiscal 2003, the Company decided to discontinue the operations of ATI Research GmbH, its FireGL product division located in Starnberg, Germany, in order to consolidate its research and development activities. As a result, the Company recorded a pre-tax charge of $3.8 million for the quarter pertaining to the closure of ATI Research GmbH.

During fiscal 2004, the Company recovered $0.2 million related to the restructuring charge of ATI Research GmbH.

During fiscal 2004, the Company made a cash payment of $3.5 million relating to the pre-tax charge setup in fiscal 2003. The Company completed the major components of its exit plan for ATI Research GmbH in December 2003. The remaining balance relates to unpaid facility costs and legal fees.

(d) Lease exit charge (recovery)

During the second quarter of fiscal 2003, the Company determined that it would exit the two leased properties located in Markham, Ontario. As a result, the Company recognized the fair value of the future net costs related to the leases in the amount of $2.4 million as a charge for the second quarter.

During the fourth quarter of fiscal 2003, the Company recorded an additional charge of $0.3 million related to the exit costs of the above-mentioned lease properties due to a change in estimate of the fair value of the future net costs.

During fiscal 2004, the Company determined that it would re-occupy the two leased properties, due to an expansion of business. This resulted in a reduction of the previously accrued exit charge liability in the amount of $1.5 million.

(e) Settlement of patent litigation with Cirrus Logic, Inc.

Subsequent to the year end of fiscal 2003, the Company and Cirrus announced that they had entered into a cross-license agreement and had settled all outstanding litigation between the companies related to certain patent infringement lawsuits.

Under the settlement agreement, all outstanding claims and counterclaims in the lawsuits between the Company and Cirrus were dismissed. In connection with the settlement, Cirrus would transfer to the Company a portion of its patent portfolio relating to the former graphics products group of its PC products division, a business that Cirrus exited several years ago, for a cash payment of $9.0 million from the Company.

NOTE 17. Segmented information

The Company operates in one primary operating segment, that being the design, manufacture and sale of innovative 3D graphics and digital media silicon solutions.

At August 31, 2004, none of the Company’s customers accounted for 10.0% or more of consolidated accounts receivable balance (2003 – one customer accounted for 17.6%). In fiscal 2004, one customer accounted for 10.6% of consolidated revenues (2003 – three customers accounted for 16.2%, 13.0% and 10.6%; 2002 – one customer accounted for 21.2%).

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

NOTE 18. Commitments

The Company is committed to the following minimum payments related to office premises and licence and royalty agreements:

NOTE 19. Joint venture

In February 1999, the Company entered into a 50.0% ownership joint venture agreement for the purpose of constructing a new Building Facility in Markham, Ontario. The facility was completed in April 2002 and is fully occupied by the Company. The completed cost of this facility amounted to $33.3 million.

The following amounts represent the Company’s proportionate interest in the joint venture:

On May 23, 2001, the joint venture entered into an interest rate swap contract to hedge its exposure to the interest rate risk applicable to its expected future mortgage requirement. This contract was a forward start pay fixed derivative agreement for a notional amount of Cdn. $38.0 million. The agreement provided for the joint venture to pay a fixed rate of 6.42% in exchange for a floating rate equivalent to one-month Canadian bankers’acceptances. The Company and the other joint venture partners are guarantors of the credit facility. This interest rate swap contract closed on September 10, 2002, resulting in a proportionate loss of $1.4 million to the Company. The loss is treated as a deferred expense item in the consolidated balance sheets and is charged to the consolidated statements of operations and retained earnings as a yield adjustment to the interest expense over the term of the mortgage.

NOTE 20. Supplemental cash flow information

During fiscal 2002, the Company acquired $16.3 million of capital assets by means of a capital lease.

NOTE 21. Canadian and United States accounting policies differences

(a) The following table reconciles net income (loss) for the year as reported on the consolidated statements of operations and retained earnings prepared in accordance with Canadian GAAP to the consolidated net income (loss) for the year that would have been reported had the financial statements been prepared in accordance with U.S. GAAP:

(i) Under Canadian GAAP, purchased in-process R&D is capitalized and amortized over its estimated useful life. Asset recoverability is reviewed on an ongoing basis. Under U.S. GAAP, purchased in-process R&D is written off at the time of acquisition.

(ii) Under Canadian GAAP, the aggregate purchase price of ArtX was approximately $453.0 million, which was based on the average closing market price of the Company’s common shares around April 4, 2000 (the closing date of the transaction) and merger-related costs. Under U.S. GAAP, the aggregate purchase price of ArtX was approximately $414.0 million, which was based on the average closing market price of the Company’s common shares around February 16, 2000 (the date of the announcement of the transaction) and merger-related costs. As a result, the recorded amount of goodwill and related amount of amortization expense differ. Pursuant to the adoption of new accounting standards, effective September 1, 2002, the Company discontinued amortization of all existing goodwill under both Canadian and U.S. GAAP.

(iii) Under U.S. GAAP, options granted after January 18, 2001, with an exercise price denominated in a currency other than the currency of the primary economic environment of either the employer or the employee, should be accounted for under the variable accounting method. Under Canadian GAAP, there is no equivalent requirement. There were no such options granted after February 28, 2002.

(iv) Under U.S. GAAP, the intrinsic value of the stock options issued under the incentive plan entered into in July 2002 (note 12) is calculated as the increase in the Company’s stock price between the grant date and the date on which all the conditions of the specified business arrangement were determined to have been met. The compensation expense is recognized over the vesting period of the options. Under Canadian GAAP, there is no equivalent requirement.

(v) Under Canadian GAAP, loss on a hedging transaction is allowed to be amortized over the term of the mortgage. Under U.S. GAAP, loss on a hedging transaction is written off when the hedge is determined to be ineffective.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(vi) The Company accounts for its share options under the provisions of the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations. Accordingly, compensation expense for its share options plans, based on the intrinsic value, has been recorded in the consolidated statements of operations and retained earnings for the years ended August 31, 2004, 2003 and 2002. Had compensation expense for the Company’s share option plans been determined based on the fair value at the grant dates for awards under the plans consistent with the method prescribed under Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards No. 123, “Accounting for Stock-based Compensation” (“SFAS 123”), the Company’s net income (loss) and net income (loss) per share would have been reported as the pro forma amounts indicated in the table below:

The weighted average estimated fair values at the date of the grant, as defined by SFAS 123, for options granted in fiscal 2004, 2003 and 2002 were $8.96, $2.65 and $9.15 per share option, respectively.

The fair value of each option grant was estimated on the date of the grant using the Black-Scholes fair value option pricing model with the following assumptions:

For the purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense on a straight-line basis over the options’ vesting period.

For the purposes of reporting under U.S. GAAP, the tax benefit associated with deductible stock option compensation is treated as an increase in share capital. For reporting under Canadian GAAP, if compensation costs are not recorded, the income tax benefit is treated as a reduction to the income tax provision.

(b) The following table indicates the differences between the amounts of certain balance sheet items determined in accordance with Canadian and U.S. GAAP:

(i) Canadian GAAP requires the proportionate consolidation of interests in joint ventures. Proportionate consolidation is not permitted under U.S. GAAP and interests in joint ventures are accounted for in accordance with the equity basis of accounting.

Although the adoption of proportionate consolidation has no impact on net income (loss) or shareholders’ equity, it does increase assets, liabilities, revenue, expenses and cash flows from operations from those amounts otherwise reported under U.S. GAAP. This is not reflected in the table of certain balance sheet items disclosed above.

(ii) Additional disclosures as required in accordance with U.S. GAAP:

(a) As at August 31, 2004, the consolidated accounts receivable provision for returns and doubtful accounts was approximately $17.1 million (2003 – $12.3 million).

(b) As at August 31, 2004, sales rebates payable represents 23.0% of total consolidated current liabilities (2003 – 17.0%).

(c) For the year ended August 31, 2004, the net foreign exchange gain was approximately $0.5 million (2003 – gain of $0.8 million; 2002 – loss of $0.4 million).

(iii) Comprehensive income (loss):

FASB Statement of Financial Accounting Standards No. 130, “Reporting Comprehensive Income” (“SFAS 130”), requires disclosure of comprehensive income, which includes reported net income (loss) adjusted for other comprehensive income. Other comprehensive income is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The following table presents comprehensive income (loss) and its components:

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONT.)

Years ended August 31, 2004, 2003 and 2002 (Tabular amounts in thousands of U.S. dollars, except per share amounts)

(iv) During the fourth quarter of fiscal 2004, the Company had purchased forward foreign exchange contracts to buy Cdn. $35.0 million in the next three months at an average exchange rate of 1.3793. All of the forward foreign exchange contracts have become favourable to the Company since their inception and have a fair value of $1.3 million at August 31, 2004.

(c) New United States accounting pronouncements

(i) In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which is effective for the Company commencing with its 2004 fiscal year. In December 2003, the FASB issued FIN 46R which superseded FIN 46 and contains numerous exemptions. FIN 46R applies to financial statements of public entities that have or potentially have interests in entities considered special purpose entities for periods ended after December 15, 2003 and otherwise to interests in VIEs for periods ending after March 15, 2004. VIEs are entities that have insufficient equity and/or their equity investors lack one or more specified essential characteristics of a controlling financial interest. The guideline provides specific guidance for determining when an entity is a VIE and who, if anyone, should consolidate the VIE. The Company was not impacted by these standards.

(ii) In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities,” which amends and clarifies the accounting and reporting for derivative instruments, including those embedded in other contracts and for hedging activities under SFAS No. 133. SFAS No. 149 is effective as of July 1, 2003. The adoption of this standard did not have a material impact on the Company’s financial position, results of operations or cash flows.

(iii) In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” which establishes standards for the classification and measurement of these financial instruments. SFAS No. 150 is effective as of the Company’s first quarter beginning September 1, 2003. The Company was not impacted by this standard.

NOTE 22. Litigation

The Company is subject to legal proceedings and claims that arise in the ordinary course of its business. While management currently believes the amount of ultimate liability, if any, with respect to these actions will not materially affect the financial position, results of operations, or liquidity of the Company, the ultimate outcome of any litigation is uncertain. Were an unfavorable outcome to occur, the impact could be material to the Company.

NOTE 23. Subsequent events

(i) On September 1, 2004, the Company acquired certain assets of RT&C International, its sales organization for South Korea, for cash consideration of $2.6 million, plus acquisition-related costs.

(ii) In September 2004, ATI signed an agreement to purchase all of the shares of a company for cash consideration of up to $3.6 million, plus acquisition-related costs. The Company, a high technology embedded solutions provider, is located in India. The acquisition is subject to regulatory approval and is expected to close by December 31, 2004.